Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS TO HOLD ANNUAL SHAREHOLDERS’ MEETING
ON MAY 11, 2007

March 21, 2007, Aurora, Ontario, Canada – MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it will hold a shareholders’ meeting on May 11, 2007 in Toronto to consider annual meeting matters and certain amendments to MID’s stock option plan in accordance with the general reccomendations and requirements of the Toronto Stock Exchange.  MID has set a record date of March 23, 2007 for the determination of shareholders entitled to notice of, and to vote at, the meeting.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe.  Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries.  MID also holds a controlling investment in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenues, and one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Robert Kunihiro, Executive Vice-President and Chief Financial Officer, at 905-726-7507.